December 9, 2024

Nick Bhargava
Acting Chief Financial Officer
Groundfloor Yield LLC
600 Peachtree Street
Suite 810
Atlanta, Georgia 30308

       Re: Groundfloor Yield LLC
           Offering Statement on Form 1-A
           Filed November 14, 2024
           File No. 024-12530
Dear Nick Bhargava:

       We have reviewed your offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A filed November 14, 2024
Cover Page

1. Please state the volume of each series of bonds that you intend to qualify in this offering. See Rule 253(b)(4).
2. We note the two interest rates set forth in the table here and in the securities being offered section. Please clarify what this is meant to represent. To the extent this is meant to be an interest rate range, please advise us whether you plan to file a supplement or amendment to notify investors of the actual interest rate. We may have further comment.
Offering Circular Summary
Groundfloor Platform
Groundfloor Yield, LLC ("GFY"), page 5

3.     We note your disclosure that the sole purpose of Groundfloor Yield, LLC
(   GFY   ) is
       to acquire loans from Groundfloor Holdings, LLC (   GFH   ), and that
such
 December 9, 2024
Page 2

       loans typically stay on the balance sheet of GFY for five (5) days, but in any event for no more than thirty (30) days, before being sold to affiliated companies. We further note the assets on GFY's balance sheets appear to primarily be intercompany receivables, and that such intercompany receivables appear to represent amounts due from Groundfloor Finance Inc. Please clarify for us if GFY acquires the loans. To the extent GFY acquires the loans, please tell us why such loans are not reflected on the
       GFY balance sheets that are included in the offering circular. Please revise your filing as necessary.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

4. We note that the interest income and interest expenses are the same for the financial periods presented. Please explain how the interest income and expenses are equal for each period and whether it is possible for the company to generate net revenues. If not, please explain how the company intends to reach the point where funds provided by operations will be sufficient to fund working capital requirements. Please also provide additional risk factor disclosures regarding the limited ability to generate revenues and the limited availability of cash flow, which would make the company more susceptible to default if the loans are not repurchased by an affiliate or the loans default during the time held by your company.
Interest of Management and Others in Certain Transactions, page 45

5. Please provide clear disclosure in this section of the transactions required to be disclosed by Item 13(a) of Part II of Form 1-A.
Experts, page 51

6. Please amend your filing to also provide disclosure regarding the use of the audit report pertaining to the financial statements of Groundfloor Finance, Inc. and
       Subsidiaries.
General

7. We note that the website contains disclosures regarding expected returns. Please remove such statements, as they are inconsistent with the interest rates on the notes being offered pursuant to this offering circular. Similarly, we note references to an auto investor account; yet there is no disclosure of such auto invest feature in the disclosure in the offering circular. We also note that the website refers to $100 minimum to start investing; yet the minimum for this offering appears to be $10 for one note. Please reconcile.
8. Please revise the disclosure in part I to clearly disclose the amount sold within the last
       12 months pursuant to the prior Form 1-A, the most recent post qualification amendment was qualified July 27, 2023. In this regard we note that the financial statements for the six month ended June 30, 2024 reflect the issuance of stairs notes.
       Please disclose the time period during which such notes were issued. December 9, 2024
Page 3

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A,
Rule 257 of Regulation A requires you to file periodic and current reports, including a Form
1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters.
Please contact Pam Howell at 202-551-3357 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Brian Korn